Exhibit 99.1

NEWS RELEASE

Gunnison Copper Reports Third Quarter 2026 Financial and Operational Results

Q3 2026 Revenue of US$36.1 Million and EPS of US$0.03 as Johnson Camp Mine Reaches Commercial Production

November 13, 2026

Phoenix, Arizona — Gunnison Copper Corp. (NYSE-A: GUNN) (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”), an American copper producer headquartered in Phoenix, Arizona, announces its financial and operational results for the three and nine months ended September 30, 2026. All dollar amounts are in U.S. dollars (US$) and prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Highlights Q3 2026

●	Generated US$36.1 million in revenue during the third quarter, representing a 53% increase over Q2 2026, as copper production and sales continued to increase at the Johnson Camp Mine (“JCM”). The Company reported net income of US$12.7 million, or US$0.03 per share, for the quarter.
●	Achieved commercial production at Johnson Camp in September 2026, following record monthly copper production in August and sustained operating performance through September. Copper cathode production increased 71% quarter-over-quarter to approximately 3.42 million pounds, while copper cathode sales increased 46% to approximately 3.31 million pounds.
●	Expanded the Johnson Camp Stage 2 mine plan in partnership with Rio Tinto’s Nuton, adding approximately 3 million tons of mineralized material expected to be mined between 2027 and 2029. The revised agreement included an additional US$8 million payment from Nuton to Gunnison, for use on Gunnison Project advancement and general corporate purposes, subsequently received in October 2026.
●	Advanced the flagship Gunnison Copper Project Technical Study, including district-wide drilling, metallurgical testing, resource expansion and conversion, engineering and technical studies. The drilling program comprises up to 120 holes totaling approximately 138,000 feet (42,000 metres).
●	Submitted an application to amend the Mined Land Reclamation Plan (“MLRP”) for the flagship Gunnison Copper Project in September 2026, representing an important milestone in advancing the state-led permitting process for the proposed open-pit operation.
●	Strengthened the Company’s leadership team, including the appointment of Bjorn Meyer as Chief Operating Officer in June and Jennifer Hays as Chief Financial Officer, effective October 12, 2026.
●	Strengthened the Company’s balance sheet and eliminated its remaining convertible debt, following the September 30, 2026 conversion of the outstanding Triple Flag convertible debenture. This milestone follows the earlier settlement of the Nebari and Greenstone debt obligations, positioning Gunnison as a debt-free U.S. copper producer and developer.

Subsequent to Quarter End

●	Commenced trading on the NYSE American under the ticker symbol “GUNN” on October 26, 2026, expanding access to U.S. institutional and retail investors and increasing the Company’s visibility in the American capital markets.
●	Welcomed U.S. Secretary of the Interior Doug Burgum and other other distinguished guests to Johnson Camp on October 20, 2026, highlighting the Company’s domestic copper production and the potential contribution of its flagship Gunnison Copper Project to American supply chains supporting defense, super intelligence, technology and manufacturing.
●	Announced plans to award equity to eligible permanent employees, reinforcing Gunnison’s People First culture and aligning employees with the Company’s long-term success.
●	Received the US$8 million payment from Nuton on October 15, 2026, pursuant to the revised Stage 2 mine plan agreement announced in September.
●	Appointed Andre Lauzon to the Board of Directors, bringing more than 30 years of mining industry experience, including senior operational leadership at Hudbay Minerals.

Upcoming Milestones

●	Johnson Camp: Continue ramp-up following the achievement of commercial production, targeting nameplate production of 25 million pounds of copper cathode annually by year-end 2026.
●	Gunnison Project Drilling: Continue the district-wide drilling and metallurgical testing program, with additional results expected to support resource expansion, mineral resource conversion and processing optimization.
●	Technical Study: Advance engineering, metallurgical testing, mine planning and technical studies, with the final Technical Report targeted for the second half of 2028.
●	Permitting: Advance the MLRP amendment, with approval targeted before year-end 2026, and progress the remaining state permit amendments required for open-pit development, targeting receipt of all amendments in the second half of 2028.

Financial and Operational Results

The following table summarizes selected financial and operational information for the Company for the third quarter ended September 30, 2026:

Selected Quarterly Metrics	Units	Q1 2026	Q2 2026	Q3 2026	YTD
Mineralized material mined	Short tons	655,510	1,392,559	1,948,056	3,996,125
Copper grade stacked	%	0.356%	0.558%	0.617%	0.536%
Copper cathode produced	lbs.	2,106,583	2,006,315	3,423,948	7,536,846
Revenue	US$ 000’s	20,104	23,612	36,134	79,850
Copper cathode sales revenue	US$ 000’s	10,796	13,733	21,295	45,824
Costs of production	US$ 000’s	(8,717)	(7,380)	(12,343)	(28,440)
Income from mine operations	US$ 000’s	11,387	16,232	23,791	51,410
Net income	US$ 000’s	1,666	13,101	12,739	27,506
EPS	US$/share	0.004	0.03	0.03	0.06

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Note: Financial information is presented in US dollars. Figures may be subject to rounding.

For the three months ended September 30, 2026, Gunnison generated US$36.1 million in revenue, compared with US$2.9 million in the corresponding period of 2025, reflecting increased copper production and sales following the restart and ramp-up of Johnson Camp. Revenue included US$21.3 million from copper cathode sales and US$14.7 million of deferred mining and processing demonstration service revenue.

The Company reported net income of US$12.7 million, or US$0.03 per share, compared with a net loss of US$22.9 million, or US$0.06 per share, in the third quarter of 2025.

Johnson Camp produced approximately 3.42 million pounds of copper cathode during Q3 2026, an increase of 71% compared with Q2 2026. Copper cathode sales totaled approximately 3.31 million pounds, at an average realized price of US$6.41 per pound, compared with 2.26 million pounds at US$6.07 per pound in the preceding quarter.

The Company continued to improve operating efficiencies as production increased. SX/EW unit costs decreased to US$0.56 per pound of copper produced, compared with US$0.76 per pound in Q2 2026, reflecting improved fixed-cost absorption as production volumes increased.

For the nine months ended September 30, 2026, the Company generated US$79.9 million in revenue and net income of US$27.5 million, or US$0.06 per share, compared with revenue of US$3.5 million and a net loss of US$46.8 million, or US$0.13 per share, in the corresponding period of 2025.

Reported net income included non-cash fair value adjustments associated with the Nuton Stage 2 payable and copper stream derivative liabilities.

At September 30, 2026, Gunnison had US$23.5 million in cash and cash equivalents, including US$16.1 million of non-Nuton cash and US$7.4 million of Nuton-related cash.

The financial information in this release was selected from the Company’s condensed consolidated interim financial statements and MD&A for the three and nine months ended September 30, 2026, which is available on SEDAR+, EDGAR and the Company’s website.

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ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846 million tons with a total copper grade of 0.33% containing 5.19 billion pounds of copper (Measured Mineral Resource of 192 million tons at 0.37% containing 1.42 billion pounds of copper and Indicated Mineral Resource of 655 million tons at 0.31% containing 3.77 billion pounds of copper).

The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12 oz/ton silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 22.5%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Roland Goodgame, Senior VP of Project Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and approved the technical information contained in this news release.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program, including the expanded Stage 2 mine plan and the anticipated tonnage and timing of mining thereunder; (iv) future production and production capacity from the Company’s mineral projects, including the continued ramp-up of the Johnson Camp mine and the timing of achieving nameplate production; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration, development, optimization and permitting of the Company’s mineral projects, including the scope, timing and expected results of the drilling and metallurgical testing program, the expansion and conversion of mineral resources, and the timing of technical reports and permitting approvals; (vii) the Company’s ongoing metallurgical testing program, including flotation testing and evaluation of a potential concentrator processing route for sulfide mineralization; (viii) the proposed award of equity to eligible permanent employees; (ix) the anticipated benefits of the Company’s listing on the NYSE American; (x) the potential contribution of the Gunnison Project to domestic supply chains and the potential for the Company’s other deposits to serve as economic satellite feeder deposits; and (xi) the Company’s customer and supply chain relationships.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, that the Company will continue to satisfy the continued listing requirements of the NYSE American, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the ability to achieve the conclusions of the PEA, the estimation of mineral resources, the realization of resource estimates, the results of drilling and metallurgical testing programs, the ability to ramp up production at the Johnson Camp mine as planned, copper and other metal prices, the achievement of satisfactory metallurgical recoveries and concentrate quality, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, timelines for government review of permit applications, the timely completion of technical studies, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, that the Company fails to maintain the listing of its ADRs on the NYSE American, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Johnson Camp Project, that the Johnson Camp mine may not achieve nameplate production on the anticipated timeline or at all, mining does not commence at the Gunnison Copper Project, the assumptions and conclusions set out in the PEA prove incorrect, risks that drilling results may not support the expansion or conversion of mineral resources, risks that metallurgical testing may not yield commercially viable recovery rates or concentrate specifications, risks that technical studies may not be completed on the anticipated timeline, risks related to the delay in review and approval of work plans and permits, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators and the U.S. Securities and Exchange Commission.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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